Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

TigerLogic Corporation:

We consent to the use of our report dated June 24, 2008, with respect to the consolidated balance sheets of TigerLogic Corporation and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, and stockholders’ equity and comprehensive loss for each of the years in the three-year period ended March 31, 2008, incorporated herein by reference.

Our report dated June 24, 2008 refers to the Company’s change in method of accounting for uncertainties in income taxes in fiscal 2008, and change in method of accounting for share-based compensation and quantifying errors in fiscal 2007.

/s/ KPMG LLP

Mountain View, California
June 24, 2008